UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Entrée Gold Inc.

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

29383G100

(CUSIP Number)

Ben Mathews

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3223

August 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29383G100

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,366,129 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,366,129 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 30,366,129 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP No. 29383G100

1	NAME OF REPORTING PERSON. Rio Tinto Exploration Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 29383G100

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,366,129 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,366,129 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 30,366,129 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (see instructions) CO

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. (“RTEC”), on July 8, 2005, and amended on July 27, 2007, November 26, 2007, November 30, 2011 and April 20, 2012 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Common Shares”), of Entrée Gold Inc., a corporation continued under the laws of British Columbia (the “Company”). The Company’s principal offices are located at Suite 1201, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, Canada.

This Amendment No. 5 to Schedule 13D is being filed by Rio Tinto, Rio Tinto International Holdings Limited (“RTIH”) and RTEC to reflect an intercompany transfer of Common Shares between RTEC and RTIH, both wholly owned subsidiaries of Rio Tinto, as a result of which RTEC ceased to be the beneficial owner of any Common Shares.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTEC, a company incorporated under the laws of Canada, and RTIH, a company incorporated under the laws of England and Wales.

Rio Tinto, through its group companies, has mining operations around the world. RTEC is an indirect wholly owned subsidiary of Rio Tinto and its principal business is the discovery and acquisition of mineral resources in North and Central America. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. Rio Tinto and RTIH shall be collectively referred to herein as the “Reporting Persons”. As noted, RTEC has ceased to be a beneficial owner of any Common Shares. Accordingly, RTEC is no longer a reporting person for the purposes of the Schedule 13D.

The principal executive office of Rio Tinto and RTIH is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom. The principal executive office of RTEC is located at 118 Sherbrooke Street West, Montreal, Quebec, H3A 3G2, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, neither the Reporting Persons nor RTEC nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons and RTEC have entered into a Joint Filing Agreement, dated August 2, 2012, a copy of which is attached as Exhibit D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

On August 2, 2012, RTEC transferred to RTIH 16,566,796 Common Shares, representing approximately 12.9% of the Company’s Common Shares, which constituted all of the Company’s Common Shares owned by RTEC. As previously stated, Rio Tinto owns approximately 51% of the common shares of Ivanhoe and Ivanhoe owns 13,799,333 Common Shares, representing approximately 10.7% of the Company’s Common Shares. Following completion of the proposed Ivanhoe rights offering, assuming Rio Tinto and other holders of rights under the rights offering exercise their rights in full and the standby commitment is not utilized, Rio Tinto will beneficially own the same percentage of common shares in Ivanhoe that it is currently deemed to beneficially own. As a result, Rio Tinto could be deemed to have indirect beneficial ownership of 30,366,129 Common Shares, representing approximately 23.6% of the Company’s Common Shares. Notwithstanding the matters discussed in this Schedule 13D, the Reporting Persons disclaim "group" status with Ivanhoe in respect of the Company and any interest (beneficial or otherwise) in respect of the Company's securities.

The calculation of the percentage of the Company’s Common Shares beneficially owned by the Reporting Persons is based on 128,377,243 Common Shares outstanding as of August 2, 2012, as notified by the Company.

Each of the Reporting Persons is deemed to beneficially own the Common Shares and the percentage of outstanding Common Shares listed on the responses to Items 11 and 13, respectively, of the cover page of this Schedule 13D relating to such Reporting Person. In addition, the Common Shares deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such Reporting Person.

Except as set forth in this Schedule 13D, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedule A, beneficially owns any Common Shares of the Company.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5 is hereby incorporated by reference in this Item 6.

On August 2, 2012, RTEC and RTIH entered into a share purchase agreement to effect the transfer from RTEC to RTIH of 16,566,796 Common Shares. The description of this agreement contained herein is qualified in its entirety be reference to Exhibit E attached hereto, which is incorporated by reference herein. On August 2, 2012, RTEC and RTIH also entered into an assignment agreement to effect the transfer from RTEC to RTIH of rights under the Equity Participation Agreement disclosed in and attached as Exhibit A to the original Schedule 13D filed with the SEC on July 8, 2005. The description of this agreement contained herein is qualified in its entirety be reference to Exhibit F attached hereto, which is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

A	Equity Participation Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. *

B	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. *

C	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. *

D	Joint Filing Agreement between Rio Tinto plc, Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited

E	Share Purchase Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited

F	Assignment Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited

*	Filed as an exhibit to the original Schedule 13D on July 8, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2012

Rio Tinto plc

By:	/s/ Ben Mathews
Signature

Ben Mathews / Company Secretary
Name/Title

Rio Tinto Exploration Canada Inc.

By:	/s/ Julie Parent
Signature

Julie Parent / Corporate Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Christopher Lynch	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Hugo Bagué	Group Executive, People and Organisation	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Name	Present Principal Occupation	Business Address	Citizenship

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Côté	Chief Executive of Rio Tinto Alcan	1188 Sherbrooke Street West Montreal, Quebec H3A 3G2, Canada	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America
Rio Tinto International Holdings Limited Directors and Executive Officers
Name	Present Principal Occupation	Business Address	Citizenship
Directors

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Janine Juggins	Director	2 Eastbourne Terrace London W2 6LG United Kingdon	United Kingdom

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Ben Mathews	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Gemma Aldridge	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

EXHIBIT INDEX

Exhibit No.	Description

A	Equity Participation Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.*

B	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.*

C	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.*

D	Joint Filing Agreement between Rio Tinto plc, Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited

E	Share Purchase Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited

F	Assignment Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited

*	Filed as an exhibit to the original Schedule 13D on July 8, 2005.